SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Share Repurchase

São Paulo, April 10, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, in compliance with the provision in §4 of article 157 of L. 6404, dated December 15, 1976, as amended (“Corporations Act”) and CVM Instruction 358/2002 (“CVMI358”), informs that its Board of Directors approved a Share Repurchase program at a meeting held on the date hereof, in accordance with article 30, paragraph 1, “b” of the Corporations Act and CVM Instruction 567/2015 (“Repurchase”), through which the Company shall purchase up to 740,000 (seven hundred and forty thousand) preferred shares in transaction executed on the Brazilian stock exchange B3. The purpose of the Repurchase is to comply with the Company's obligations related to the Restricted Shares Plan approved at the Company's Extraordinary Shareholders’ Meeting held on October 19, 2012 ("Plan").

The Company currently has 266,559,135 outstanding preferred shares (as defined in article 8, paragraph 3, I of CVM Instruction 567/2015) and holds 278,612 preferred shares in treasury, which shall be used for the purpose of the Plan. The acquisition of the preferred shares under the terms of the Repurchase can be performed during a 12 day period, beginning on April 11, 2018 and ending on April 23, 2018. The Company mandates CoinValores CCVM Ltda. and CM Capital Markets CCTVM Ltda. to act as an intermediary in the acquisition of the preferred shares under the Repurchase.

The Repurchase of preferred shares is limited to the amount of the Capital Reserve account eligible for the repurchase of shares under the Corporations Act.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 66 destinations, 55 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 17 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.